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                                                                   Exhibit 7.8



                                    DILLARD'S

Dillard's, Inc.               1600 Cantrell Road
                              Little Rock, AR 72201

News Release

Contact:                     James I. Freeman          For Immediate Release
                             (501) 376-5980

DILLARD'S, INC. ANNOUNCES DEFINITIVE AGREEMENT FOR ACQUISITION OF
MERCANTILE STORES COMPANY, INC.




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Little Rock, Arkansas, May 18 1998 - Dillard's Inc. announced today that the boards of directors of Dillard's, Inc. and Mercantile Stores Company, Inc. have approved a definitive agreement under which Dillard's, Inc. will acquire Mercantile Stores for $80.00 per share or approximately $2.9 billion in cash. Pursuant to the agreement, a cash tender offer will be commenced by a wholly-owned subsidiary of Dillard's, Inc. no later than May 22, 1998 to acquire all of the outstanding shares of Mercantile Stores Company, Inc.

Mercantile operates 103 predominately fashion apparel stores and 16 home fashion stores. The stores span 17 states, situated mainly in the southern, southeastern, and midwest regions of the country. Operating under 13 different names and managed by five regional divisions, Mercantile's sales for fiscal year 1997 exceeded $3 billion.

"We're very excited about this transaction," said William Dillard, II, Chief Executive Officer of Dillard's, Inc. "We have admired Mercantile for many years. This acquisition will allow us to broaden the markets in which we have stores and help us to better server customers in our existing markets."

Mr. Dillard added, "The stores are a great fit for the Dillard's location strategy, ranging from urban to less populated areas. They have achieved the number one market position in 70% of their markets. This could not have been accomplished without a great pool of talent. We're excited to be associated with this fine organization."

The tender offer will be subject to the valid tender of shares (together with any other shares acquired by Dillard's, Inc.) representing a majority of the voting power of Mercantile Stores Company, Inc., the expiration of the waiting period under applicable antitrust and competition laws, and other customary conditions. The Milliken family, holders of approximately 40% of the stock of Mercantile Stores Company, Inc., has contractually agreed to support the transaction.

Established sixty years ago by William Dillard, Dillard's, Inc. currently operates 272 stores in twenty-seven states featuring branded and private label merchandise in the upper-middle price range and catering to a broad spectrum of the population.

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